Exhibit 99.1

BROADVIEW INSTITUTE
December 29, 2008
Via Messenger
Laurence S. Zipkin
1660 South Highway 100, Suite 528
St. Louis Park, MN 55416
Re: Separation Agreement and Release
Dear Larry:
As you know, your employment with Broadview Institute, Inc. (“Broadview Institute”) will end effective at the close of business on December 29, 2008, (the “Effective Date”) as a result of your resignation. The purpose of this Separation Agreement and Release letter (the “Agreement”) is to set forth the agreement of the parties with regard to your separation. While we are providing this Agreement to you now for your review, you may not sign it until the Effective Date.
By your signature below, you agree to the following terms and conditions:
1. End of Employment. Your employment with Broadview Institute ends effective at the close of business on the Effective Date, as a result of your resignation. You hereby terminate employment as of such effective time and you also hereby, without the need for any other notice or document, resign as of such effective time from all of your positions with Broadview Institute, including your positions as Chief Executive Officer and as a member of Broadview Institute’s Board of Directors. You agree that you have received all compensation owed to you by virtue of your employment with Broadview Institute or separation thereof. You further agree that you have been reimbursed in full by Broadview Institute for all business expenses incurred by you for which you are entitled to reimbursement, that you have no outstanding expense reimbursement requests and that you are not incurring any expenses for which you are entitled to reimbursement from Broadview Institute. The COBRA period for continuation of your insurance coverage under Broadview Institute’s group plans at your expense will begin on the day immediately following the Effective Date. Information regarding your right to elect COBRA coverage will be sent to you via separate letter.
You are not eligible for any other payments or benefits by virtue of your employment with Broadview Institute or separation thereof except for those expressly described in this Agreement. You will not receive the separation consideration described in Section 2 of this Agreement if you (i) do not sign this Agreement and return it to Broadview Institute by the stated due date, (ii) rescind this Agreement after signing it, or (iii) violate any of the terms and conditions set forth in this Agreement.
8089 GLOBE DRIVE • WOODBURY, MN 55125 • Ph. 651.332.8000 • WWW.BROADVIEWINSTITUTE.COM

2. Separation Consideration. Specifically in consideration of your signing and not rescinding this Agreement and subject to the limitations, obligations, and other provisions contained in this Agreement, Broadview Institute agrees: (a) immediately prior to your termination, to accelerate the vesting of 50,000 shares of Broadview Institute restricted common stock granted to you pursuant to the Restricted Stock Agreement between Broadview Institute and you dated as of February 4, 2008 (the “Restricted Stock Agreement”), which shares are currently in the possession of Broadview Institute and shall remain in its possession to facilitate the delivery to Broadview Institute of the shares purchased in accordance with clause (b) of this Section 2; and (b) to purchase from you, at a price of $1.00 per share (the “Purchase Price”), 100,000 shares of Broadview Institute common stock (such 100,000 shares referred to hereinafter as the “Vested Stock” and consisting of the 50,000 restricted shares vested pursuant to the preceding clause and the 50,000 shares granted to you pursuant to the Restricted Stock Agreement that previously vested on February 4, 2008). You acknowledge that, as specified in the Restricted Stock Agreement, as a result of your termination of employment, as of the Effective Date all of your right to and interest in the remaining 150,000 unvested shares of restricted stock granted to you pursuant to the Restricted Stock Agreement have automatically been forfeited to Broadview Institute. You further agree to deliver the stock certificate(s) representing the 50,000 shares of Vested Stock currently held by you, as well as a properly executed assignment separate from certificate for all 100,000 shares of Vested Stock, medallion guaranteed by an eligible financial institution, to Broadview Institute at the time of or prior to the payment of the Purchase Price, and acknowledge that Broadview Institute shall have no obligation to pay the Purchase Price until and unless such certificate(s) and such assignment separate from certificate are delivered.
Please note that if you exercise your right of rescission as set forth in Section 6 below, Broadview Institute will have no obligation to perform under this Section 2 and you will be obligated to return to Broadview Institute any payment(s) or other consideration already received in connection with this Section 2.
3. Release of Claims. Specifically in consideration of the separation consideration described in Section 2 and the release of claims described in Section 4 below, to which you would not otherwise be entitled, by signing this Agreement you, for yourself and anyone who has or obtains legal rights or claims through you, agree to the following:
a. You hereby do release and forever discharge the “Released Parties” (as defined in Section 3.e. below) of and from any and all manner of claims, demands, actions, causes of action, administrative claims, liability, damages, claims for punitive or liquidated damages, claims for attorney’s fees, costs and disbursements, individual or class action claims, or demands of any kind whatsoever, you have or might have against them or any of them, whether known or unknown, in law or equity, contract or tort, arising out of or in connection with your employment with Broadview Institute, or the termination of that employment, or otherwise, and however originating or existing, from the beginning of time through the date of your signing this Agreement.

b. This release includes, without limiting the generality of the foregoing, any claims you may have for, wages, bonuses, commissions, penalties, deferred compensation, vacation, sick, and/or PTO pay, separation pay and/or benefits; tortious conduct, defamation, invasion of privacy, negligence, emotional distress; breach of implied or express contract, estoppel; wrongful discharge (based on contract, common law, or statute, including any federal, state or local statute or ordinance prohibiting discrimination or retaliation in employment); violation of any of the following: the United States Constitution or the Minnesota Constitution, the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., the Minnesota Human Rights Act, Minn. Stat. § 363A.01 et seq., Title VII of the Civil Rights Act, 42 U.S.C. § 2000e et seq., the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq., the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001 et seq., the Family and Medical Leave Act, 29 U.S.C. § 2601 et seq., the National Labor Relations Act, 29 U.S.C. § 151 et seq., the Sarbanes-Oxley Act, 15 U.S.C. § 7201 et seq., any claim arising under Minn. Stat. Chapters 177 or 181; any claim for retaliation, including any claim for retaliation under Minn. Stat. Chapter 176; and any claim for discrimination or harassment based on sex, race, color, creed, religion, age, national origin, marital status, sexual orientation, disability, status with regard to public assistance, veteran or military status, or any other legally-protected class. You hereby waive any and all relief not provided for in this Agreement. You understand and agree that, by signing this Agreement, you waive and release any past, present, or future claim to employment with Broadview Institute.
c. If you file, or have filed on your behalf, a charge, complaint, or action, you agree that the payment described above in Section 2 is in complete satisfaction of any and all claims in connection with such charge, complaint, or action and you waive, and agree not to take, any award of money or other damages from such charge, complaint, or action.
d. You are not, by signing this Agreement, releasing or waiving (1) any vested interest you may have in any 401(k) or profit sharing plan by virtue of your employment with Broadview Institute, (2) any rights or claims that may arise after the Agreement is signed, (3) the post-employment payment specifically promised to you under Section 2 of this Agreement, (4) the right to institute legal action for the purpose of enforcing the provisions of this Agreement, (5) any rights you have under workers compensation laws, (6) any rights you have under state unemployment compensation benefits laws, or (7) the right to file a charge of discrimination with a governmental agency, although, as noted above, you agree that you will not be able to recover any award of money or damages if you file such a charge or have a charge filed on your behalf.
e. The “Released Parties,” as used in this Agreement, shall mean Broadview Institute, Inc. and its parent, subsidiaries, divisions, affiliated entities, insurers, and its and their present and former officers, directors, shareholders, trustees, employees, agents, attorneys, representatives and consultants, and the successors and assigns of each, whether in their individual or official capacities, and the current and former trustees or administrators of any pension or other benefit plan applicable to the employees or former employees of Broadview Institute, in their official and individual capacities.

4. Broadview Institute’s Release of Claims. Specifically in consideration of your release of claims as described in Section 3 of this Agreement, to which Broadview Institute would not otherwise be entitled, Broadview Institute hereby does release, agree not to sue, and forever discharge you of and from any and all manner of claims, demands, actions, causes of action, administrative claims, liability, damages, claims for punitive or liquidated damages, claims for attorneys’ fees, costs and disbursements, individual or class action claims, or demands of any kind whatsoever, Broadview Institute has or might have against you as of the date it signs this Agreement, in law or equity, contract or tort, arising within the scope of your employment with Broadview Institute, from the beginning of time through the date of Broadview Institute’s signing this Agreement. Notwithstanding the foregoing, Broadview Institute is not, by signing this Agreement, releasing or waiving (1) any rights or claims that may arise after it signs this Agreement or (2) the right to institute legal action for the purpose of enforcing the provisions of this Agreement.
5. Notice of Right to Consult Attorney and Twenty-One (21) Calendar Day Consideration Period. By signing this Agreement, you acknowledge and agree that Broadview Institute has informed you by this Agreement that (1) you have the right to consult with an attorney of your choice prior to signing this Agreement, and (2) you are entitled to twenty-one (21) calendar days from the receipt of this Agreement to consider whether the terms are acceptable to you. You have the right, if you choose, to sign this Agreement prior to the expiration of the twenty-one (21) day period.
6. Notification of Rights under the Minnesota Hitman Rights Act (Minn, Stat. Chapter 363A) and the Federal Age Discrimination in Employment Act (29 U.S.C. § 621 et seq.). You are hereby notified of your right to rescind the release of claims contained in Section 3 with regard to claims arising under the Minnesota Human Rights Act, Minnesota Statutes Chapter 363A, within fifteen (15) calendar days of your signing this Agreement, and with regard to your rights arising under the federal Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., within seven (7) calendar days of your signing this Agreement. The two rescission periods shall run concurrently. In order to be effective, the rescission must (a) be in writing; (b) delivered to Kenneth J. McCarthy, Chief Financial Officer, Broadview Institute, 8089 Globe Drive, Woodbury MN 55125 by hand or mail within the required period; and (c) if delivered by mail, the rescission must be postmarked within the required period, properly addressed to Kenneth J. McCarthy, as set forth above, and sent by certified mail, return receipt requested. You understand and agree that if you rescind any part of this Agreement in accordance with this Section 6, Broadview Institute will have no obligation to provide you the consideration described in Section 2 of this Agreement and you will be obligated to return to Broadview Institute any payment(s) or other consideration already received in connection with Section 2 of this Agreement.

7. Return of Property. You acknowledge and agree that all documents and materials relating to the business of, or the services provided by, Broadview Institute are the sole property of Broadview Institute. You agree and represent that you have returned to Broadview Institute all of its property, including but not limited to, all student and investor records and other documents and materials, whether on computer disc, hard drive or other form, and all copies thereof, within your possession or control, which in any manner relate to the business of, or the duties and services you performed on behalf of Broadview Institute.
8. Confidential and Proprietary Information. By signing this Agreement, you acknowledge and agree that you have had access in your employment with Broadview Institute to confidential and proprietary information of Broadview Institute and further acknowledge and agree that the release or disclosure of any confidential or proprietary information of Broadview Institute will cause Broadview Institute irreparable injury. You acknowledge that you have not used or disclosed (other than for Broadview Institute’s sole benefit during your employment with Broadview Institute), and agree that you will not at any time use or disclose, to any other entity or person, directly or indirectly, any confidential or proprietary information of Broadview Institute. For purposes of this Agreement, the term “confidential or proprietary information” shall include, but not be limited to, business plans, financial affairs, student and investor lists and information pertaining to students and investors; and information about the personal or business affairs of Broadview Institute’s students and investors, vendors, or employees.
9. Non-Disparagement. You promise and agree not to disparage the Released Parties, its employees, products or services.
10. Remedies. If you breach any term of this Agreement, Broadview Institute shall be entitled to its available legal and equitable remedies, including but not limited to suspending and recovering any and all payments and benefits made or to be made under this Agreement and payment by you of its attorneys’ fees and costs. If Broadview Institute seeks and/or obtains relief from an alleged breach of this Agreement, all of the provisions of this Agreement shall remain in full force and effect.
11. Non-Admission. It is expressly understood that this Agreement does not constitute, nor shall it be construed as, an admission by Broadview Institute or you of any liability or unlawful conduct whatsoever. Broadview Institute and you specifically deny any liability or unlawful conduct.
12. Successors and Assigns. This Agreement is personal to you and may not be assigned by you without the written agreement of Broadview Institute. The rights and obligations of this Agreement shall inure to the successors and assigns of Broadview Institute.
13. Enforceability. If a court finds any term of this Agreement to be invalid, unenforceable, or void, the parties agree that the court shall modify such term to make it enforceable to the maximum extent possible. If the term cannot be modified, the parties agree that the term shall be severed and all other terms of this Agreement shall remain in effect.

14. Law Governing. This Agreement shall be governed and construed in accordance with the laws of the State of Minnesota.
15. Full Agreement. This Agreement contains the full agreement between you and Broadview Institute as to its subject matter and may not be modified, altered, or changed in any way except by written agreement signed by both parties. The parties agree that this Agreement supersedes and terminates any and all other written and oral agreements and understandings between the parties as to its subject matter; provided, however, that the provisions of the Restricted Stock Agreement intended to survive the termination of such agreement shall remain effective and in force.
16. Acknowledgment of Reading and Understanding. By signing this Agreement, you acknowledge that you have read this Agreement, including the release of claims contained in Section 3, and understand that the release of claims is a full and final release of all claims you may have against Broadview Institute and the other entities and individuals covered by the release. By signing, you also acknowledge and agree that you have entered into this Agreement knowingly and voluntarily.
The offer contained in this Agreement will expire at 5:00 p.m. on the 22nd calendar day following your receipt of the Agreement. After you have reviewed this Agreement and obtained whatever advice and counsel you consider appropriate regarding it, please evidence your agreement to the provisions set forth in this Agreement by dating and signing the Agreement. Please then return an original signed Agreement to me no later than 5:00 p.m. on the 22nd calendar day following your receipt of the Agreement. Please keep a copy for your records.
Larry, we thank you for the work you have performed on behalf of Broadview Institute. We wish you all the best both professionally and personally.

Sincerely,

/s/ Kenneth J. McCarthy Kenneth J. McCarthy
Chief Financial Officer

ACKNOWLEDGMENT AND SIGNATURE
By signing below, I, Laurence S. Zipkin, acknowledge and agree to the following:
•	I have had adequate time to consider whether to sign this Separation Agreement and Release.

•	I have read this Separation Agreement and Release carefully.

•	I understand and agree to all of the terms of the Separation Agreement and Release.

•	I am knowingly and voluntarily releasing my claims against Broadview Institute and the other persons and entities defined as the Released Parties.

•	I have not, in signing this Agreement, relied upon any statements or explanations made by Broadview Institute except as for those specifically set forth in this Separation Agreement and Release.

•	I intend this Separation Agreement and Release to be legally binding.

•	I am signing this Separation Agreement and Release on or after my last day of employment with Broadview Institute.
Accepted this 29th day of December, 2008.

/s/ Laurence S. Zipkin Laurence S. Zipkin